Exhibit 99.2

BRAGG GAMING GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2024, and 2023

Presented in Euros (Thousands)

Management’s Statement of Responsibility for Financial Reporting

The management of Bragg Gaming Group Inc. is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgments and estimates necessary to prepare the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management is also responsible for providing reasonable assurance that assets are safeguarded, and that relevant and reliable financial information is produced. Management is required to design a system of internal controls and certify as to the design and operating effectiveness of internal controls over financial reporting.

MNP LLP, whose report follows, were appointed as independent auditors by a vote of the Company’s shareholders to audit the consolidated financial statements.

The Board of Directors, acting through an Audit Committee comprised solely of directors who are independent, is responsible for determining that management fulfils its responsibilities in the preparation of the consolidated financial statements and the financial control of operations. The Audit Committee recommends the independent auditors for appointment by the shareholders. The Audit Committee meets regularly with senior and financial management and the independent auditors to discuss internal controls, auditing activities and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. These consolidated financial statements have been approved by the Board of Directors based on the review and recommendation of the Audit Committee.

Matevž Mazij	Robert Bressler
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 20, 2025

Independent Auditor’s Report

To the Audit Committee of Bragg Gaming Group Inc.:

Opinion

We have audited the consolidated financial statements of Bragg Gaming Group Inc. and its subsidiaries (the "Group"), which comprise the consolidated statements of financial position as at December 31, 2024 and December 31, 2023, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2024 and December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Impairment Analysis of Goodwill and Long-Lived Assets

Key Audit Matter Description

We draw attention to Notes 3, 11, 13, and 14 to the consolidated financial statements. The Company has recorded goodwill, property and equipment, right of use assets and intangibles assets of EUR 73,432 (in thousands) as of December 31, 2024. The Company performs impairment testing for goodwill and long-lived assets on an annual basis or more frequently when there is an indication of impairment. An impairment is recognized if the carrying amount of an asset, or its cash generating unit (CGU), exceeds its estimated recoverable amount. The recoverable amount of an asset is the greater of its value-in-use and its fair value less costs of disposal. In determining the estimated recoverable amounts using a discounted cash flow model, the Company’s significant assumptions include future cash flows based on expected operating results, long-term growth rates and the discount rate.

We considered this a key audit matter due to the significant judgment made by management in estimating the recoverable amount for goodwill and long-lived assets and a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s estimates. This resulted in an increased extent of audit effort, including the involvement of internal valuation specialists.

Audit Response

We responded to this matter by performing procedures over the impairment of goodwill and long-lived assets. Our audit work in relation to this included, but was not restricted to, the following:

●	Tested management’s key assumptions, including a ‘retrospective review’ to compare management’s assumptions in prior year expected future cash flows to the actual results to assess the Company’s budgeting process.
●	Evaluated the reasonableness of key assumptions in the impairment model, including future cash flows based on expected operating results, long-term growth rates and the discount rate.
•	Tested the mathematical accuracy of management’s impairment model and supporting calculations.
●	Assessed the appropriateness of the disclosures relating to the assumptions used in the impairment assessment in the notes to the consolidated financial statements.
●	With the assistance of internal valuation specialists, evaluated the reasonableness of the Company’s impairment model, which included:
o	Evaluating the reasonableness of the discount rates by comparing the Company’s weighted average cost of capital against publicly available market data;
o	Developing a range of independent estimates and comparing those to the discount rate selected by management; and
o	Performing a sensitivity analysis by developing a range of independent estimates of growth rates and weighted average cost of capital.

Other Information

Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis; and
●	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report on Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis and the Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Saad Shaikh.

/s/ MNP LLP

Toronto, Ontario	Chartered Professional Accountants
March 20, 2025	Licensed Public Accountants

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year Ended December 31,
	Note	2024	2023
Revenue	4, 24	102,001	93,519
Cost of revenue	4	(47,956)	(43,580)
Gross Profit		54,045	49,939

Selling, general and administrative expenses	4	(57,795)	(50,824)
(Loss) on remeasurement of derivative liability	4, 7	(94)	(47)
Gain on settlement of convertible debt	4, 7	169	595
Gain (Loss) on remeasurement of deferred consideration	4, 6, 12	132	(440)
Operating Loss		(3,543)	(777)

Net interest expense and other financing charges	4, 23	(3,157)	(2,149)
Loss Before Income Taxes		(6,700)	(2,926)

Income taxes recovery (expense)	25	1,553	(910)
Net Loss		(5,147)	(3,836)

Items to be reclassified to net loss:
Cumulative translation adjustment		2,408	(1,174)
Items that will not be reclassified to net loss:
Remeasurement of employee obligations		(25)	(3)

Net Comprehensive Loss		(2,764)	(5,013)

Basic Loss Per Share		(0.21)	(0.17)
Diluted Loss Per Share		(0.21)	(0.17)

		Millions	Millions
Weighted average number of shares - basic		24.3	22.6
Weighted average number of shares - diluted		24.3	22.6

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		As at	As at
		December 31,	December 31,
	Note	2024	2023
Cash and cash equivalents	15	10,467	8,796
Trade and other receivables	16, 22	20,072	18,641
Prepaid expenses and other assets	17	2,624	1,655
Total Current Assets		33,163	29,092
Property and equipment		1,341	640
Right-of-use assets	13	3,510	3,233
Intangible assets	14	35,859	38,133
Goodwill	11	32,722	31,921
Other assets		—	348
Total Assets		106,595	103,367

Trade payables and other liabilities	18, 22	19,946	21,846
Income taxes payable	25	463	917
Lease obligations on right of use assets	19	882	709
Deferred consideration	6, 12	1,244	1,513
Derivative liability	7	—	471
Convertible debt	7	—	2,445
Loans payable	20	6,579	—
Total Current Liabilities		29,114	27,901
Deferred income tax liabilities	25	680	852
Lease obligations on right of use assets	19	2,815	2,568
Deferred consideration	6, 12	—	1,426
Other non-current liabilities		487	373
Total Liabilities		33,096	33,120

Share capital	8	131,729	120,015
Shares to be issued	5	—	3,491
Contributed surplus		17,680	19,887
Accumulated deficit		(81,210)	(76,063)
Accumulated other comprehensive income		5,300	2,917
Total Equity		73,499	70,247
Total Liabilities and Equity		106,595	103,367

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board

Matevž Mazij	Holly Gagnon
Chief Executive Officer	Non-Executive Director

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

							Accumulated
							other
		Share	Shares to	Broker	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	warrants	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2023		109,902	6,982	38	20,745	(72,227)	4,094	69,534
Shares issued upon exercise of convertible debt	7	2,127	—	—	—	—	—	2,127
Shares issued as deferred consideration	5, 6, 12	4,595	(3,491)	—	—	—	—	1,104
Exercise of restricted share units	10	2,365	—	—	(2,365)	—	—	—
Exercise of deferred share units	10	218	—	—	(218)	—	—	—
Exercise of stock options	10	808	—	—	(368)	—	—	440
Expiry of broker warrants	9	—	—	(38)	38	—	—	—
Share based compensation	10	—	—	—	2,055	—	—	2,055
Net loss for the year		—	—	—	—	(3,836)	—	(3,836)
Other comprehensive loss		—	—	—	—	—	(1,177)	(1,177)
Balance as at December 31, 2023		120,015	3,491	—	19,887	(76,063)	2,917	70,247

Balance as at January 1, 2024		120,015	3,491	—	19,887	(76,063)	2,917	70,247
Shares issued upon exercise of convertible debt	7	2,704	—	—	—	—	—	2,704
Shares issued as deferred consideration	5, 6, 12	5,630	(3,491)	—	—	—	—	2,139
Exercise of restricted share units	10	1,757	—	—	(1,757)	—	—	—
Exercise of deferred share units	10	1,016	—	—	(1,016)	—	—	—
Exercise of stock options	10	607	—	—	(243)	—	—	364
Share based compensation	10	—	—	—	809	—	—	809
Net loss for the year		—	—	—	—	(5,147)	—	(5,147)
Other comprehensive income		—	—	—	—	—	2,383	2,383
Balance as at December 31, 2024		131,729	—	—	17,680	(81,210)	5,300	73,499

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year Ended December 31,
	Note	2024	2023
Operating Activities
Net loss		(5,147)	(3,836)
Add:
Net interest expense and other financing charges	4, 23	3,157	2,149
Depreciation and amortization	4	16,894	13,067
Share based compensation	4, 10	809	2,055
Loss on remeasurement of derivative liability	4, 7	94	47
Gain on settlement of convertible debt	4, 7	(169)	(595)
(Gain) Loss on remeasurement of deferred consideration	4, 6, 12	(132)	440
Unrealized foreign exchange loss (gain)		119	(591)
Income tax expense (recovery)	25	(1,553)	910
		14,072	13,646
Change in working capital	23	(3,838)	(455)
Income tax received (paid)	25	927	(1,452)
Cash Flows Generated from Operating Activities		11,161	11,739

Investing Activities
Purchases of property and equipment		(1,057)	(332)
Additions of intangible assets	14	(12,109)	(9,391)
Cash Flows Used In Investing Activities		(13,166)	(9,723)

Financing Activities
Proceeds from exercise of stock options	10	364	440
Repayment of convertible debt	7	(1,377)	(3,693)
Repayment of lease liability	19	(790)	(595)
Proceeds from (repayment of) loan	20	6,532	(109)
Interest and financing fees	23	(1,116)	(209)
Cash Flows Generated from (Used In) Financing Activities		3,613	(4,166)

Effect of foreign currency exchange rate changes on cash and cash equivalents		63	(341)
Change in Cash and Cash Equivalents		1,671	(2,491)
Cash and cash equivalents at beginning of year		8,796	11,287
Cash and Cash Equivalents at end of year		10,467	8,796

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (the "Company" or the "Group") is primarily a B2B online gaming technology platform and casino content aggregator.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

Statement of compliance and basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the International Financial Reporting Interpretations Committee.

These consolidated financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The material accounting policy information set out in Note 2 have been applied consistently in the preparation of the consolidated financial statements for all periods presented, unless otherwise stated.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group's accounting policies. The areas where significant judgments and estimates have been made in preparing the consolidated financial statements and their effect are disclosed in Note 3.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business.

These consolidated financial statements were, at the recommendation of the audit committee, approved and authorized for issuance by the Company’s Board of Directors on March 20, 2025.

Changes in accounting policies

a)	New standards, interpretations and amendments adopted from January 1, 2024

The following amendments are effective for the period beginning January 1, 2024:

●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

On 25 May 2023, the IASB issued Supplier Finance Arrangements, which amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures. The amendments require entities to provide certain specific disclosures (qualitative and quantitative) related to supplier finance arrangements. The amendments also provide guidance on characteristics of supplier finance arrangements.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION (CONTINUED)

Changes in accounting policies (continued)

These amendments had no effect on the consolidated financial statements of the Group.

●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

On 22 September 2022, the IASB issued amendments to IFRS 16 —Lease Liability in a Sale and Leaseback (the Amendments). Prior to the Amendments, IFRS 16 did not contain specific measurement requirements for lease liabilities that may contain variable lease payments arising in a sale and leaseback transaction. In applying the subsequent measurement requirements of lease liabilities to a sale and leaseback transaction, the Amendments require a seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee.

These amendments had no effect on the consolidated financial statements of the Group.

●	Classification of Liabilities as Current or Non-Current and Non-Current Liabilities with Covenants (Amendments to IAS 1)

The IASB issued amendments to IAS 1 in January 2020 Classification of Liabilities as Current or Non-current and subsequently, in October 2022 Non-current Liabilities with Covenants. The amendments clarify the following:

o	An entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period.
o	If an entity’s right to defer settlement of a liability is subject to covenants, such covenants affect whether that right exists at the end of the reporting period only if the entity is required to comply with the covenant on or before the end of the reporting period.
o	The classification of a liability as current or non-current is unaffected by the likelihood that the entity will exercise its right to defer settlement.
o	In case of a liability that can be settled, at the option of the counterparty, by the transfer of the entity’s own equity instruments, such settlement terms do not affect the classification of the liability as current or non-current only if the option is classified as an equity instrument.

These amendments had no effect on the consolidated financial statements of the Group.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION (CONTINUED)

Changes in accounting policies (continued)

b)	New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the annual reporting period beginning 1 January 2025:

●	Lack of Exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates)

The following amendments are effective for the annual reporting period beginning 1 January 2026:

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instruments and IFRS 7)
●	Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)

The following standards and amendments are effective for the annual reporting period beginning 1 January 2027:

●	IFRS 18 Presentation and Disclosure in Financial Statements
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures.

The Group is currently assessing the effect of these new accounting standards and amendments. IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Company does not expect this standard to have an impact on its operations or financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries when the Company controls them. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company assesses control on an ongoing basis. The Company’s interest in the voting share capital of all its subsidiaries is 100%.

Transactions and balances between the Company and its consolidated entities have been eliminated on consolidation.

The table below summarizes the Company’s operating subsidiaries and the functional currency for each operating subsidiary:

Place of
	incorporation		Functional
	/ operation	Principal activity	currency
Bragg Gaming Group - Group Services Ltd.	United Kingdom	Corporate activities	GBP
Bragg Gaming Group - Parent Services Ltd.	United Kingdom	Corporate activities	GBP
Bragg Oryx Holdings Inc.	Canada	Intermediate holding company	CAD
Bragg USA, Inc.	United States	Intermediate holding company	USD
Oryx Sales Distribution Ltd.	Cyprus	Distribution	EUR
Oryx Gaming International LLC	United States	Gaming solution provider	EUR
Oryx Gaming Holdings Limited	Malta	Holding company	EUR
Oryx Gaming Ltd.	Malta	Gaming solution provider	EUR
Oryx Marketing Poslovne Storitve D.o.o.	Slovenia	Marketing	EUR
Oryx Podpora D.o.o.	Slovenia	B2B support services	EUR
Oryx Razyojne-Storitve D.o.o.	Slovenia	Gaming solution developer	EUR
Oryx Sales Distribution Ltd.	Cyprus	Distribution	EUR
Poynt Inc.	Canada	Intermediate holding company	CAD
Spin Games India Private Limited	India	Gaming solution developer	USD
Spin Games LLC	United States	Gaming solution provider	USD
Wild Streak LLC	United States	Content creation studio	USD
Bragg Brazil Tecnologia Ltda	Brazil	Gaming solution provider	BRL
Bragg (Gibraltar) Limited	Gibraltar	Distribution	EUR
Bragg Isle of Man Limited	Isle of Man	Distribution	EUR
Bragg Gaming Solutions International	Israel	Corporate activities	ILS

Presentation currency

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, British pound sterling and Israel shekels due to primary location of individual entities within the Group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

The functional currency of the Parent Company is Canadian dollar.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Presentation currency (continued)

The assets and liabilities of operations that have a functional currency different from that of the Company’s reporting currency are translated into Euros at the foreign currency exchange rate in effect at the reporting date. The resulting foreign currency exchange gains or losses are recognized in the foreign currency translation adjustment as part of other comprehensive loss. When such foreign operations are disposed of, the related foreign currency translation reserve is recognized in net earnings as part of the gain or loss on disposal.

Revenues and expenses of foreign operations are translated into Euros at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are transacted.

Amounts are rounded to the nearest thousand, unless otherwise stated.

Business combinations

Business combinations are accounted for using the acquisition method as of the date when control is transferred to the Company. The Company measures goodwill as the excess of the sum of the fair value of the consideration transferred over the net identifiable assets acquired and liabilities assumed, all measured as at the acquisition date. Transaction costs that the Company incurs in connection with a business combination, other than those associated with the issuance of debt or equity securities, are expensed as incurred.

Net loss per share (“EPS”)

Basic EPS is calculated by dividing the net loss available to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is calculated by adjusting the net loss available to shareholders and the weighted average number of shares outstanding for the effects of all potential dilutive instruments.

The diluted loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted-average number of common shares outstanding for the effects of all dilutive potential common shares. The diluted income per share calculation considers the impact of stock options, warrants, and other potentially dilutive instruments, which are anti-dilutive when the Company is in a loss position.

Cash and cash equivalents

Cash equivalents consist of highly liquid marketable investments with an original maturity date of 90 days or less from the date of acquisition and prepaid credit cards.

Trade and other receivables

Trade and other receivables consist primarily of trade receivables from customers for which the Group provides services and accrued income in relation to receivables from customers that have yet to be invoiced. Upon invoicing, amounts are transferred from accrued income to trade receivables and any differences between the accrued and invoiced values are recognized in the consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Revenue recognition

The Company recognizes revenue when control of the goods or services has been transferred. Revenue is measured at the amount of consideration to which the Company expects to be entitled, including variable consideration to the extent that it is highly probable that a significant reversal will not occur. Revenue is derived from software platform licensing, bespoke development, management service fees, marketing fees, revenue share from licencing of content and hosting fees. Revenue is recognized when the service provided to the customer is complete. Specifically:

●	Games and content: revenues from content and aggregation platform licensing are derived from revenues a customer earns from utilizing the Company’s aggregation software platform and aggregated content in that period. The Company’s revenue is therefore linked to the revenue derived from a customer's end user, i.e., the subsequent sale/services. The Company recognizes revenue once the customer has earned the revenue from the subsequent sale/services as this is the point where the performance obligation is satisfied.
●	iGaming and turnkey projects: the Company charges platform licencing fees derived from revenues a customer earns from utilising the Company’s software platform. A variable monthly management and marketing fee is charged for services in the month in which the services are provided, and performance obligations are met. Charges for development projects are charged on a time and materials basis. Revenue is recognized as it is billed unless services and performance obligations are provided in a future period. If services and performance obligations are not provided in the reporting period, then revenue is not recognized.

Income taxes

Current and deferred taxes are recognized in the consolidated statements of loss and comprehensive loss, except for current and deferred taxes related to a business combination, or amounts charged directly to equity or other comprehensive income loss, which are recognized in the consolidated statements of financial position.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting on temporary differences arising between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Deferred tax is measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized for temporary differences as well as unused tax losses and credits to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different taxable entities where the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is recorded on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company, and it is probable that the temporary difference will not reverse in the foreseeable future.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Property and equipment

Property and equipment are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use and capitalized borrowing costs. The commencement date for capitalization of costs occurs when the Company first incurs expenditures for the qualifying assets and undertakes the required activities to prepare the assets for their intended use.

Borrowing costs directly attributable to the acquisition, construction or production of property and equipment, that necessarily take a substantial period of time to prepare for their intended use and a proportionate share of general borrowings, are capitalized to the cost of those assets, based on a quarterly weighted average cost of borrowing. All other borrowing costs are expensed as incurred and recognized in net interest expense and other financing charges.

The cost of replacing a component of property and equipment is recognized in the carrying amount if it is probable that the future economic benefits embodied within the component will flow to the Company and the cost can be measured reliably. The carrying amount of the replaced component is derecognized. The cost of repairs and maintenance of property and equipment is expensed as incurred and recognized in the consolidated statements of loss and comprehensive loss.

Gains and losses on disposal of property and equipment are determined by comparing the fair value of proceeds from disposal with the net book value of the assets and are recognized on a net basis in the consolidated statements of loss and comprehensive loss.

Property and equipment are depreciated on a straight-line basis over their estimated useful lives of up to five years to their estimated residual value when the assets are available for use. When significant parts of a property and equipment have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed annually and are adjusted for prospectively, if appropriate.

Leases

The Company assesses whether a contract is, or contains, a lease. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, then the contract may contain a lease. The Company assesses whether a contract conveys the right to control the use of an asset by performing the following tests:

-

assess whether the contract involves the use of an identified asset and may be specified explicitly or implicitly. It should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a significant right to substitution, then the asset is not identified;

-	assess whether the Company has the right to obtain substantially all of the economic benefits arising from the use of the asset throughout the period of use; and
-

assess that the Company has the right to direct enjoyment of the asset. This right is identified when the Company has the decision-making rights in how and for what purpose the asset is used. In cases where the decision on how and for what purpose to use the asset has been predetermined, the Company has the right to direct the use of the asset if either it has the right to operate the asset, or the Company has designed the asset in a manner that predetermines how and for what purpose the asset will be used.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Leases (continued)

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of equipment that have a lease term of twelve months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Intangible assets

Intangible assets are measured at cost less any amortization and accumulated impairment losses. These intangible assets are tested for impairment on an annual basis or more frequently if there are indicators that intangible assets may be impaired as described in the Impairment of non-financial assets policy.

Intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intellectual property identified upon business combination	5 - 10 years
Intellectual property acquired from third-parties	3 years
Customer relationships	5 - 10 years
Brands	2.25 - 3 years
Deferred development costs	3 years
Trademarks and patents	3 - 15 years
Software	3 years
Game certifications	3 years

Trademarks, patents and gaming certifications are classified under “Other” in the intangible assets disclosure note (Note 14).

The Company capitalizes the costs of intangible assets if and only if:

-	it is probable that the expected future economic benefits attributable to the asset will flow to the entity; and
-	the cost of the asset can be measured reliably.

Certain costs incurred in connection with the development of intellectual property relating to proprietary technology are capitalized to intangible assets as development costs. Intangible assets are recorded at cost, which consists of directly attributable costs necessary to create such intangible assets, less accumulated amortization and accumulated impairment losses, if any. The costs mainly include the salaries paid to the software developers and consulting fees.

These costs are recognized as development costs assets when the following criteria are met:

-	it is technically feasible to complete the software product so that it will be available for use;
-	management intends to complete the software product;
-	it can be demonstrated how the software product will generate future economic benefits;
-	adequate technical, financial, and other resources to complete the development and to use or sell the products are available; and
-	the expenditure attributable to the software product during its development can be reliably measured.

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired. Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if there are indicators that goodwill may be impaired as described in the Impairment of non-financial assets policy.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Impairment of non-financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Goodwill is tested for impairment at least annually.

For the purpose of impairment testing, assets, including right-of-use assets, are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash generating unit ("CGU").

Corporate assets, which include head office facilities, do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum grouping of CGUs to which the corporate assets can be reasonably and consistently allocated. Goodwill arising from a business combination is tested for impairment at the minimum grouping of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of a CGU or CGU grouping is the higher of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows from the CGU or CGU grouping, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or CGU grouping. If the CGU or CGU grouping includes right-of-use assets in its carrying amount, the pre-tax discount rate reflects the risks associated with the exclusion of lease payments from the estimated future cash flows. The fair value less costs to sell is based on the best information available to reflect the amount that could be obtained from the disposal of the CGU or CGU grouping in an arm’s length transaction between knowledgeable and willing parties, net of estimates of the costs of disposal.

An impairment loss is recognized if the carrying amount of a CGU or CGU grouping exceeds its recoverable amount. For asset impairments other than goodwill, the impairment loss reduces the carrying amounts of the non-financial assets in the CGU on a pro-rata basis, up to an asset’s individual recoverable amount. Any loss identified from goodwill impairment testing is first applied to reduce the carrying amount of goodwill allocated to the CGU grouping, and then to reduce the carrying amounts of the other non-financial assets in the CGU or CGU grouping on a pro-rata basis.

For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Upon initial recognition, financial instruments are measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of financial instruments that are not classified as fair value through profit or loss.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Financial instruments – classification and measurement

The classification and measurement approach for financial assets reflect the business model in which assets are managed and their cash flow characteristics. Financial assets are classified and measured based on these categories: amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit and loss ("FVTPL"). A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

-	the financial asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	the financial asset is held within a business model in which assets are managed to achieve a particular objective by both collecting contractual cash flows and selling financial assets; and
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVOCI. Financial assets are not reclassified subsequent to their initial recognition unless the Company identifies changes in its business model in managing financial assets. Financial liabilities are classified and measured based on two categories: amortized cost or FVTPL.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using valuation methodologies, primarily discounted cash flows taking into account external market inputs where possible.

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition, minus principal payments, plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount recognized and the maturity amount, minus any reduction for impairment.

The following table summarizes the classification and measurement of the Company’s financial assets and liabilities:

Asset / Liability	Classification / Measurement
Cash and cash equivalents	FVTPL
Trade and other receivables	Amortized cost
Trade payables and other liabilities	Amortized cost
Deferred consideration	FVTPL
Loans payable	Amortized cost
Derivative liability	FVTPL
Convertible debt	Amortized cost

Financial instruments – valuation

The determination of the fair value of financial instruments is performed by the Company’s treasury and financial reporting departments on a quarterly basis. There was no change in the valuation techniques applied to financial instruments during the current year.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Financial instruments - valuation (continued)

The carrying amounts reported for cash and cash equivalents, trade and other receivables, trade payables and other liabilities, and deferred consideration approximate fair value because of the immediate short-term maturity of these financial instruments. The carrying value of lease obligations on right of use assets, convertible debt and loans payable approximates the fair value based on rates currently available from financial institutions and various lenders.

Gains and losses on FVTPL financial assets and financial liabilities are recognized in net earnings in the period in which they are incurred. Settlement date accounting is used to account for the purchase and sale of financial assets. Gains or losses between the trade date and settlement date on FVTPL financial assets are recorded in the consolidated statements of loss and comprehensive loss.

Financial instruments – derecognition

Financial assets are derecognized when the contractual rights to receive cash flows and benefits from the financial asset expire, or if the Company transfers the control or substantially all the risks and rewards of ownership of the financial asset to another party. The difference between the carrying amount of the financial asset and the sum of the consideration received and receivable is recognized in earnings before income taxes.

Financial liabilities are derecognized when obligations under the contract expire, are discharged, or cancelled. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in earnings before income taxes.

Financial instruments – impairment

The Company applies a forward-looking expected credit loss ("ECL") model at each reporting date to financial assets measured at amortized cost or those measured at FVOCI, except for investments in equity instruments. The ECL model outlines a three-stage approach to reflect the increase in credit risks of a financial instrument:

-

Stage 1 is comprised of all financial instruments that have not had a significant increase in credit risks since initial recognition or that have low credit risk at the reporting date. The Company is required to recognize impairment for Stage 1 financial instruments based on the expected losses over the expected life of the instrument arising from loss events that could occur during the 12 months following the reporting date.

-

Stage 2 is comprised of all financial instruments that have had a significant increase in credit risks since initial recognition but that do not have objective evidence of a credit loss event. For Stage 2 financial instruments the impairment is recognized based on the expected losses over the expected life of the instrument arising from loss events that could occur over the expected life. The Company is required to recognize a lifetime ECL for Stage 2 financial instruments.

-

Stage 3 is comprised of all financial instruments that have objective evidence of impairment at the reporting date. The Company is required to recognize impairment based on a lifetime ECL for Stage 3 financial instruments. The ECL model applied to financial assets require judgment, assumptions, and estimations on changes in credit risks, forecasts of future economic conditions and historical information on the credit quality of the financial asset. Consideration of how changes in economic factors affect ECLs are determined on a probability-weighted basis.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Financial instruments – impairment (continued)

The carrying amount of the financial asset or group of financial assets is reduced through the use of impairment allowance accounts. In periods subsequent to the impairment where the impairment loss has decreased, and such decrease can be related objectively to conditions and changes in factors occurring after the impairment was initially recognized, the previously recognized impairment loss is reversed. The impairment reversal is limited to the lesser of the decrease in impairment or the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Deferred consideration

On June 1, 2022, the Company acquired Spin Games LLC (“Spin”) and agreed payment of deferred consideration in shares over three years from the anniversary date of the acquisition date. In each reporting period the fair value of the deferred consideration payable was measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012).

Prior to the next remeasurement period an accretion expense is recorded in the consolidated statements of loss and comprehensive loss as the discount is unwound towards the reporting date. Upon remeasurement, any gain or loss on remeasurement is also recorded in the consolidated statements of loss and comprehensive loss.

Convertible debt

On September 5, 2022, the Company entered into a funding agreement for an investment of USD 8,700. The Convertible Debt is an instrument that has three components, two of which together comprise a hybrid financial liability contract:

•Host debt contract for repayment of USD 10,000 in 24 months’ time (this including an embedded derivative in the form of a foreign currency feature that is not required to be accounted for separately from the host debt contract).

•Embedded derivatives in the form of a conversion feature and a buy-back option that are together required to be accounted for separately from the host debt contract.

•Warrants to purchase up to 979,048 common shares in the Company at an exercise price of CAD 9.28.

Each of the above three components of the Convertible Debt are accounted for separately, the form of which is dependent upon whether a simplified fair value option approach is taken or not. Under the simplified approach a contract that contains one or more embedded derivatives can be accounted for in its entirety at fair value through profit or loss unless:

a)	the embedded derivatives do not significantly modify the cash flows that otherwise would be required by the contract; or
b)	it is clear with little or no analysis when a similar hybrid instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortized cost.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Convertible debt (continued)

Under IFRS 9, if the simplified fair value option is taken, all transaction costs incurred in relation to the combined instrument would be recognised in profit or loss immediately. The Company has opted not to take the simplified fair value option and therefore amortises the host debt component over 24 months recognising an accretion expense in each reporting period. The embedded derivative liability is measured at fair value through profit and loss and is remeasured at each reporting date. Any residual balance of the transaction price in respect of the warrants after deducting the fair value of the host debt and derivative liability components upon initial recognition is recorded in the consolidated statements of changes in equity and no further remeasurement is performed.

Short term employee benefits

Short term employee benefits include wages, salaries, compensated absences, and bonuses. Short term employee benefit obligations are measured on an undiscounted basis and are recognized in operating loss as the related service is provided or capitalized if the service rendered is in connection with the creation of an intangible asset. A liability is recognized for the amount expected to be paid under short term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Long term employee benefits

Long term employee benefits include severance pay upon retirement and awards for years of service for certain employees. Liabilities towards severance pay and awards for years of service are determined via actuarial valuation using the Projected Unit Credit Method at the reporting date with liabilities towards severance pay being recognised at FVTPL and liabilities towards awards of years of service being recognised at FVOCI. Actuarial gains and losses in service awards are recognised immediately in net loss while actuarial gains and losses in severance pay are recognised in other comprehensive loss.

Share based compensation

The Company has stock option plans for directors, officers, employees, and consultants. Each tranche of an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. In addition, the Company also has deferred share unit (“DSU”), restricted share unit (“RSU”) and fixed stock option (“FSO”) plans for directors, officers, employees, and consultants. The fair value of each unit is measured as the share price on date of grant with nil exercise price.

Compensation expense is recognized over each tranche’s vesting period, based on the number of awards expected to vest, with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly, with any impact being recognized immediately. When options are exercised, the amount received is credited to share capital and the fair value attributed to these options is transferred from contributed surplus to share capital. In the case of DSUs, RSUs or FSOs, only the fair value attributed to these options is transferred from contributed surplus to share capital.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Equity

Shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Contributed surplus includes amounts in connection with conversion options embedded in compound financial instruments, share based compensation and the value of expired options and warrants. Deficit includes all current and prior period income and losses.

Warrants

The Company values for warrants using the Black-Scholes option pricing model at the date of issuance. If and when warrants ultimately expire, the applicable amounts are transferred to contributed surplus.

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of these consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements. The Company’s significant accounting policies are disclosed in Note 2.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that Oryx Gaming, Wild Streak and Spin are a single CGU for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the ECL impairment model, impairment is determined based on the probability of default, loss given default, and expected exposure to loss at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-

movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and
-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to evaluate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Company until retirement.

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Company performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Convertible debt

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of each separately identifiable component in the convertible debt instrument. Embedded derivatives such as conversion and buy-back options are measured at fair value through profit and loss and remeasured at each reporting period. The host debt liability is measured at amortised cost and amortised over the life of the instrument. Residual amounts, if any, from the transaction price after deducting the fair value of derivative liabilities and host debt are allocated to warrants if issued as part of the convertible debt.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Convertible debt (continued)

-	Key sources of estimation

In determining the present value of conversion options, the Company has performed Monte-Carlo simulations modelled as a series of call options with inputs including strike price, stock price Volume-Weighted Average Price (VWAP), annualized volatility and risk-free rate.

In respect of buy-back options, the Company has employed a Black Scholes valuation, adding an early exercise premium. Inputs and assumptions include share price, risk free rate, volatility and exercise price.

The fair value of the host debt liability is determined using a discounted cash flow method at an appropriate market participant discount rate.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Year Ended December 31,
	Note	2024	2023
Revenue	24	102,001	93,519
Cost of revenue		(47,956)	(43,580)
Gross Profit		54,045	49,939

Salaries and subcontractors		(22,984)	(22,887)
Share based compensation	10	(809)	(2,055)
Total employee costs		(23,793)	(24,942)
Depreciation and amortization		(16,894)	(13,067)
IT and hosting		(4,945)	(4,176)
Professional fees		(5,979)	(3,086)
Corporate costs		(558)	(538)
Sales and marketing		(1,807)	(2,040)
Bad debt recovery (expense)	16	(438)	376
Travel and entertainment		(1,065)	(891)
Transaction and acquisition costs		(162)	—
Other operational costs		(2,154)	(2,460)
Selling, General and Administrative Expenses		(57,795)	(50,824)

(Loss) on remeasurement of derivative liability	7	(94)	(47)
Gain on settlement of convertible debt	7	169	595
Gain (Loss) on remeasurement of deferred consideration	6, 12	132	(440)
Operating Loss		(3,543)	(777)

Accretion on liabilities	6, 7, 12	(1,726)	(1,940)
Foreign exchange gain (loss)		(405)	67
Interest and financing fees		(1,026)	(276)
Net Interest Expense and Other Financing Charges		(3,157)	(2,149)
Loss Before Income Taxes		(6,700)	(2,926)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5	ACQUISITION OF WILD STREAK LLC

On June 2, 2021, the Company acquired Wild Streak LLC ("Wild Streak").

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for an undiscounted purchase price of EUR 24,680 (USD 30,075). Pursuant to the transaction, the sellers of Wild Streak received EUR 8,268 (USD 10,075) in cash at closing and should receive EUR 16,412 (USD 20,000) worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control. The fair value of the share consideration is determined using a put option pricing model with volatility of 57.5%, annual dividend rate of 0%, and time to maturity of 1-3 years.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Cash	8,206
Shares to be issued	13,746
Deferred consideration	62
Total purchase price	22,014

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	124
Accounts receivable	408
Trade payables and other liabilities	(87)
Net assets acquired and liabilities assumed	445

Fair value of intangible assets:
Brands	311
Customer relationships	10,857
Intellectual property	5,611
Goodwill	4,790

On June 2, 2024, the final tranche of shares to be issued was completed and the deferred consideration relating to the acquisition of Wild Streak has been settled in full.

In the year ended December 31, 2024, the Company issued 393,111 common shares of the Company as deferred consideration upon the third anniversary of the acquisition of Wild Streak. Subsequently a transfer of EUR 3,491 from shares to be issued to share capital was recorded in the consolidated statements of changes in equity.

In the year ended December 31, 2023, the Company issued 393,111 common shares of the Company as deferred consideration upon the second anniversary of the acquisition of Wild Streak. Subsequently a transfer of EUR 3,491 from shares to be issued to share capital was recorded in the consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6	ACQUISITION OF SPIN GAMES LLC

On June 1, 2022, the Company signed a purchase agreement to acquire all of the outstanding membership interests of Spin in a cash and stock transaction for an undiscounted purchase price of EUR 17,179 (USD 18,402). Pursuant to the transaction, the sellers of Spin received EUR 10,626 (USD 11,383) in cash, EUR 1,426 (USD 1,528) in common shares of the Company and is expected to receive a discounted value of EUR 4,003 (USD 4,288) worth of common shares of the Company over the next three years. The fair value of the deferred consideration is determined using a put option pricing model with volatility of between 71.4% and 80.9%, annual dividend rate of 0%, and time to maturity of 1-3 years.

Concurrently with the payment of consideration on June 1, 2022, EUR 661 of loans payable to the sellers of Spin were settled in cash.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Prepaid consideration	2,138
Cash paid upon business combination	8,488
Shares	1,426
Deferred consideration	4,003
Total purchase price	16,055

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	266
Trade and other receivables	405
Prepaid expenses and other assets	105
Property and equipment	107
Right-of-use assets	177
Trade payables and other liabilities	(923)
Deferred revenue	(364)
Lease obligations on right of use assets - current	(88)
Loans payable	(773)
Lease obligations on right of use assets - noncurrent	(89)
Net assets acquired and liabilities assumed	(1,177)

Fair value of intangible assets:
Intellectual property	1,471
Customer relationships	8,131
Gaming licenses	164
Brand	462
Trademarks	70
Goodwill	6,934

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6ACQUISITION OF SPIN GAMES LLC (CONTINUED)

For the year ended December 31, 2024, an accretion expense of EUR 428 (year ended December 31, 2023: EUR 404) and a gain on remeasurement of deferred consideration of EUR 132 (year ended December 31, 2023: loss of EUR 440) were recognised in the consolidated statements of loss and comprehensive loss.

As at December 31, 2024, the Company measured the present value of deferred consideration to be paid in common shares of EUR 1,244 has been recorded in current liabilities (December 31, 2023: EUR 1,513 in current and EUR 1,426 in non-current liabilities).

The fair value of deferred consideration as at December 31, 2024 is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012). The assumptions include applying an annual dividend rate of 0.0% and volatility of 63.7% resulting in a DLOM of 9.3% for the third anniversary settlement of consideration.

The fair value of deferred consideration as at December 31, 2023 is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012). The assumptions include applying an annual dividend rate of 0.0% and volatility of between 55.3% and 64.5% resulting in a DLOM of 9.4% and 14.5% for the second and third anniversary settlement of consideration, respectively.

In the year ended December 31, 2024, the Company issued 369,516 common shares of the Company as deferred consideration upon the second anniversary of the acquisition of Spin. This resulted to an increase in share capital of EUR 2,139 in the consolidated statements of changes in equity.

In the year ended December 31, 2023, the Company issued 357,739 common shares of the Company as deferred consideration upon the first anniversary of the acquisition of Spin. This resulted to an increase in share capital of EUR 1,104 in the consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7	CONVERTIBLE DEBT

On September 5, 2022, the Company entered into a Funding Agreement for an investment of EUR 8,770 (USD 8,700) with Lind in the form of a Convertible Debt with a face value of EUR 10,081 (USD 10,000), bearing interest at an inherent rate of 7.5% maturing 24 months after issuance. Net proceeds after deducting transaction fees were EUR 8,053. The face value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

The Funding Agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or USD 1,000 if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Shares in such circumstances. In connection with the Convertible Debt, Lind was issued warrants to purchase up to 979,048 common shares at a price of CAD 9.28 per share for a period of 60 months (Note 9).

The value of the Convertible Debt is equal to the value of the debt-like host instrument based on market participants’ current required yield for debt-like instruments with similar credit quality and terms (excluding the buy-back or conversion options), plus the value of the embedded derivatives.

The host debt component is fair valued by discounting the value of the expected future cash flows under the terms of the Funding Agreement using a market cost of debt of 7.5% for an equivalent non-convertible bond. The fair value of the Convertible Debt without the embedded derivatives (the “Host Debt”) has been estimated by reference to the income approach using a discounted cash flow (“DCF”) method. Using this approach, the present value of the Host Debt on September 5, 2022 was determined to be EUR 8,723 (USD 8,653).

On September 5, 2022, to value the embedded derivatives, representing the conversion options (“Conversion Options”), Option Pricing methodology by reference to a Monte Carlo Simulation model (“MCS”) has been applied as a series of 20 call options with a strike price of 87.5% of the 5-day future VWAP immediately prior to each conversion date. Key valuation inputs and assumptions used in the MCS are stock price of CAD 6.188, expected life of between 0.42 and 2.00 years, annualized volatility of between 65.32% and 75.54%, annual risk-free rate of between 3.6% and 3.7%, and annual dividend yield of 0.0%. Based on the average value from 10,000 simulated trials the aggregate fair value of the Conversion Options on September 5, 2022 was calculated as EUR 1,483 (CAD 1,935).

The aggregate fair value of the Host Debt and Conversion Options exceeds the transaction price of EUR 8,770. Therefore, under the provisions of IFRS 9, the embedded derivatives (being the Conversion Options) were fair valued first and the Host Debt was allocated the residual balance. The warrants component of the Convertible Debt was allocated the residual interest of EUR nil.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7	CONVERTIBLE DEBT (CONTINUED)

The Company incurred transaction costs of EUR 717 related to the issuance of the convertible debt and were allocated proportionally to the Host Debt and Conversion Options in the amount of EUR 596 and EUR 121, respectively. All costs allocated to the Conversion Options were expensed as transaction and acquisition costs under selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss.

	Convertible debt	Derivative liability	Total
Balance as at December 31, 2022	6,648	1,320	7,968
Accretion expense	1,536	—	1,536
Loss on remeasurement of derivative liability	—	47	47
Gain on settlement of convertible debt	—	(595)	(595)
Shares issued upon exercise of convertible debt	(1,841)	(286)	(2,127)
Repayment of convertible debt	(3,693)	—	(3,693)
Effect of movement in exchange rates	(205)	(15)	(220)
Balance as at December 31, 2023	2,445	471	2,916

Accretion expense	1,298	—	1,298
Loss on remeasurement of derivative liability	—	94	94
Gain on settlement of convertible debt	—	(169)	(169)
Shares issued upon exercise of convertible debt	(2,314)	(390)	(2,704)
Repayment of convertible debt	(1,377)	—	(1,377)
Effect of movement in exchange rates	(52)	(6)	(58)
Balance as at December 31, 2024	—	—	—

On August 7, 2024, the convertible debt has been settled in full.

For the year ending December 31, 2024, the Company made a total settlement of EUR 4,081 (2023: EUR 5,820), of which EUR 1,377 (2023: EUR 3,693) were settled in cash upon delivery of cash in-lieu of shares conversion notice, and the remaining of EUR 2,704 (2023: EUR 2,127) by issuing 504,215 (2023: 617,357) Common Shares.

For the year ended December 31, 2024, an accretion expense of EUR 1,298 was recognised in net interest expense and other financing charges (year ended December 31, 2023: EUR 1,536) in respect of the Host Debt component.

For the year ending December 31, 2024, a loss on remeasurement of derivative liability of EUR 94 (year ended December 31, 2023: EUR 47) and a gain on settlement of convertible debt of EUR 169 (year ending December 31, 2023: EUR 595) were recognised in the consolidated statements of loss and comprehensive loss in respect of the derivative component.

For the year ending December 31, 2024, and until the debt was settled in full, immediately prior to any conversion the embedded derivative liability is remeasured at fair value through profit and loss. Key valuation inputs and assumptions used are closing stock price on dates of conversion of between CAD 6.910 and 8.750, 5-day VWAP of between CAD 6.910 and 8.827, expected life of between nil and 0.56 years, annual risk-free rate of between 5.17% and 5.54%.

On December 31, 2023, the aggregate fair value of the Conversion Options was calculated as EUR 471 (CAD 689). Key valuation inputs and assumptions used are stock price of CAD 6.780, 5-day VWAP of CAD 6.845, expected life of between 0.08 and 0.58 years, and annual risk-free rate of between 5.1% and 5.59%.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8	SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2023	Balance		21,107,968	109,902

January 10, 2023 to December 9, 2023	Issuance of share capital upon exercise of FSOs	10	124,000	808
April 6, 2023	Issuance of share capital upon exercise of DSUs	10	38,334	218
June 28, 2023 to December 14, 2023	Issuance of share capital upon exercise of RSUs	10	365,043	2,365
January 13, 2023 to May 4, 2023	Shares issued upon exercise of Convertible Debt	7	617,357	2,127
June 1, 2023	Shares issued upon settlement of deferred consideration for Spin acquisition	6	357,739	1,104
June 8, 2023	Shares issued upon settlement of deferred consideration for Wild Streak acquisition	4	393,111	3,491
December 31, 2023	Balance		23,003,552	120,015

January 1, 2024	Balance		23,003,552	120,015

April 1, 2024 to December 18, 2024	Issuance of share capital upon exercise of FSOs	10	156,107	607
May 1, 2024 to September 18, 2024	Issuance of share capital upon exercise of DSUs	10	198,481	1,016
May 1, 2024 to May 14,2024	Issuance of share capital upon exercise of RSUs	10	418,000	1,757
February 5, 2024 to June 5, 2024	Shares issued upon exercise of Convertible Debt	7	504,215	2,704
June 1, 2024	Shares issued upon settlement of deferred consideration for Spin acquisition	6	369,516	2,139
June 2, 2024	Shares issued upon settlement of deferred consideration for Wild Streak acquisition	5	393,111	3,491
December 31, 2024	Balance		25,042,982	131,729

The Company’s Common Shares have no par value.

9	WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued as part of	Broker
Number of Warrants		convertible debt	warrants

January 1, 2023	Balance	979,048	16,886
November 18, 2023	Expiry of warrants	—	(16,886)
December 31, 2023	Balance	979,048	—

January 1, 2024	Balance	979,048	—
December 31, 2024	Balance	979,048	—

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9	WARRANTS (CONTINUED)

Each unit consists of the following characteristics:

Warrants
issued as part of
convertible debt
Number of shares	1
Number of Warrants	—
Exercise price of unit (CAD)	9.28

Warrants issued upon completion of Financing Arrangement

Upon completion of the Financing Arrangement (Note 7) on September 5, 2022, 979,048 warrants were issued with an exercise price of CAD 9.28 per warrant, each convertible to one common share of the Company and expiring 5 years after the issuance date. Under the acceleration provisions of the warrants agreement, if the Company’s common shares trade at or above CAD 11.60 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise their warrants before the end of 21 days, otherwise 50% of the warrants expire. Similarly, if the Company’s common shares trade at or above CAD 18.56 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise all their warrants before the end of 21 days, otherwise all the warrants expire.

Upon allocating the transaction price of the Financing Arrangement between its components of host debt liability, derivative liability and warrants, the combined fair value of the host debt liability and derivative liability exceeded the transaction price. Therefore, no residual fair value was allocated to the warrant component of the instrument in the consolidated statements of changes in equity.

Broker Warrants issued upon completion of Public Offering

Upon completion of the Public Offering on November 18, 2020, 177,434 broker warrants (“Broker Warrants”) were issued.

Between January 21, 2021 and February 18, 2021, 160,548 Broker Warrants were exercised for 160,548 Common Shares and 80,274 public offering warrants leaving a balance of 16,886 at end December 31, 2022. The remaining broker warrants of 16,886 expired on November 18, 2023.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10	SHARE BASED COMPENSATION

The Company maintains a fixed  Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020.

The following is a continuity of the Company’s equity incentive plans:

	DSU	RSU	FSO
				Weighted
	Outstanding	Outstanding	Outstanding	Average
	DSUs	RSUs	FSOs	Exercise
	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2023	274,900	738,000	2,118,395	8.23
Granted	24,000	234,375	108,477	7.54
Exercised	(38,334)	(365,043)	(124,000)	4.96
Expired	—	—	(120,000)	5.05
Forfeited / Cancelled	(35,412)	(109,332)	(205,434)	10.00
Balance as at December 31, 2023	225,154	498,000	1,777,438	8.43

Balance as at January 1, 2024	225,154	498,000	1,777,438	8.43
Granted	—	200,000	185,000	6.47
Exercised	(198,481)	(418,000)	(156,107)	3.46
Expired	—	—	(78,400)	4.02
Forfeited / Cancelled	(7)	—	(125,585)	9.53
Balance as at December 31, 2024	26,666	280,000	1,602,346	8.81

The following table summarizes information about the outstanding share options as at December 31, 2024:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	40,000	5	3.49	20,000	2.30
5.01 - 8.62	1,131,081	3	7.72	928,552	7.79
8.63 - 33.30	431,265	6	12.18	431,254	12.18
	1,602,346	4	8.81	1,379,806	9.08

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at December 31, 2023:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	198,200	1	3.23	198,200	3.23
5.01 - 8.62	1,118,018	4	7.76	938,491	7.90
8.63 - 33.30	461,220	7	12.28	374,842	12.39
	1,777,438	4	8.43	1,511,533	8.40

Fixed Stock Options (“FSOs”)

During the year ended December 31, 2024, a share-based compensation charge of EUR 308 has been recognized in the consolidated statements of loss and comprehensive income loss (year ended December 31, 2023: EUR 583) in relation to the fixed stock options.

During the year ended December 31, 2024, the Company granted 185,000 share options (year ended December 31, 2023: 108,477 share options) with a weighted average exercise price of CAD 6.47 (year ended December 31, 2023: CAD 7.54) and a fair value of EUR 393 (year ended December 31, 2023: EUR 322). The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model were as follows:

	2024	2023
Expected dividend yield (%)	0.00	0.00
Expected share price volatility (%)	64.1 - 64.3	64.3-64.5
Risk-free interest rate (%)	4.1 - 4.3	2.9 - 4.4
Expected life of options (years)	5.0	5.0
Share price (CAD)	4.61 - 7.93	7.55-7.56
Forfeiture rate (%)	0.00	0.00

During the year ended December 31, 2024, 156,107 Common Shares, were issued upon exercise of fixed stock options (year ended December 31, 2023: 124,000). Upon exercise of fixed stock options, for the year ended December 31, 2024, EUR 243 (the year ended December 31, 2023: EUR 368) was transferred from contributed surplus to share capital in the consolidated statements of changes in equity. Cash proceeds upon exercise of fixed stock options during the year ended December 31, 2024 totalled EUR 364 (year ended December 31, 2023: EUR 440).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10	SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units (“DSUs”)

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the plan, the Company may grant options of its shares at nil cost that vest immediately.

During the year ended December 31, 2024, nil DSUs were granted (year ended December 31, 2023: 24,000 DSUs with a fair value of CAD 7.00 per unit determined as the share price on the date of grant).

During the year ended December 31, 2024, a share-based compensation charge of EUR 6 has been recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2023: EUR 143) in relation to the deferred share units.

During the year ended December 31, 2024, 198,481 common shares were issued upon exercise of 198,481 DSUs (year ended December 31, 2023: 38,334 common shares upon exercise of 38,334 DSUs). For the year ended December 31, 2024, upon exercise of DSUs, EUR 1,016 was transferred from contributed surplus to share capital in the consolidated statements of changes in equity (year ended December 31, 2023: EUR 218).

Restricted Share Units (“RSUs”)

During the year ended December 31, 2024, 200,000 RSUs, were granted (year ended December 31, 2023: 234,375), with a fair value of CAD 4.61 per unit (year ended December 31, 2023: between CAD 5.25 and CAD 6.53 per unit) determined as the share price on the date of grant.

During the year ended December 31, 2024, a share-based compensation charge of EUR 495 has been recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2023: EUR 1,329) in relation to the RSUs.

During the year ended December 31, 2024, 418,000 common shares were issued upon exercise of 418,000 RSUs (year ended December 2023: 365,043 common shares were issued upon exercise of 365,043 RSUs). For the year ended December 31, 2024, EUR 1,757 was transferred from contributed surplus to share capital in the consolidated statements of changes in equity (December 31, 2023: EUR 2,365).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10	SHARE BASED COMPENSATION (CONTINUED)

Share Appreciation Rights Plan

On December 29, 2024, the Company granted a Share Appreciation Rights (“SARs”) plan for key members of the management which provided incentive compensation, based on the appreciation in the value of Company’s shares thereby providing additional incentive for their efforts in promoting the continued growth and success of the business of the Company.

The aggregate number of units granted in respect of SARs totalled 1,329,082 with an issue price of CAD 5.00 per unit, based on market price of the Company’s stock on the date of grant. These SAR units, which have a term of not exceeding five years, will vest as follows:

●	1/3 on the first anniversary of the grant date
●	1/3 on the second anniversary of the grant date
●	1/3 on the third anniversary of the grant date

No SARs have vested as at December 31, 2024.

11	GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2023	31,662
Effect of Movement in exchange rates	259
As at December 31, 2023	31,921

Effect of movements in exchange rates	801
As at December 31, 2024	32,722

The carrying amount of goodwill is attributed to the acquisitions of Oryx Gaming, Wild Streak and Spin. The Company completed its annual impairment tests for goodwill as at December 31, 2024 and concluded that there was no impairment.

Key Assumptions

The recoverable amount was determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the Board and covering a five-year period and an after-tax discount rate of 13.5% (pre-tax rate 17.7%) per annum. The cash flows beyond the five-year period have been extrapolated using a steady 3.0% per annum growth rate.

The cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12	DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2023	3,297
Accretion expense	403
Loss on remeasurement of deferred consideration	440
Shares issued as deferred consideration	(1,104)
Effect of movement in exchange rates	(97)
Balance as at December 31, 2023	2,939

Accretion expense	428
Gain on remeasurement of deferred consideration	(132)
Shares issued as deferred consideration	(2,139)
Effect of movement in exchange rates	148
Balance as at December 31, 2024	1,244

Spin Games LLC

The Company completed the acquisition of Spin Games LLC effective on June 1, 2022. The Company agreed deferred consideration payments in common shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The discount for lack of marketability (DLOM) on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71.4% and 80.9%, an annual dividend rate of 0% and time to maturity of 1-3 years.

In the year ended December 31, 2024, an accretion expense of EUR 428 (year ended December 31, 2023: EUR 403) was recorded in the consolidated statements of loss and comprehensive loss.

In the year ended December 31, 2024, a gain on remeasurement of deferred consideration of EUR 132 (year ended December 31, 2023: loss of EUR 440) was recorded in the consolidated statements of loss and comprehensive loss.

As at December 31, 2024 EUR 1,244 is recorded as the short-term portion of deferred consideration (December 31, 2023: EUR 1,513) and EUR nil is recorded as the long-term portion (December 31, 2023: EUR 1,426).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13	RIGHT OF USE ASSETS

Right of use
Properties
Cost
Balance as at December 31, 2022	1,311
Additions	3,389
Modifications	(256)
Disposal	(74)
Effect of movement in exchange rates	65
Balance as at December 31, 2023	4,434
Additions	161
Modification	836
Disposal	(633)
Effect of movement in exchange rates	78
Balance as at December 31, 2024	4,877

Accumulated Depreciation
Balance as at December 31, 2022	735
Depreciation	579
Disposal	(74)
Effect of movement in exchange rates	(39)
Balance as at December 31, 2023	1,201
Depreciation	806
Disposal	(633)
Effect of movement in exchange rates	(7)
Balance as at December 31, 2024	1,367

Carrying Amount
Balance as at December 31, 2023	3,233
Balance as at December 31, 2024	3,510

In the year ended December 31, 2024, depreciation expense of EUR 806 was recognized within selling, general and administrative expenses (year ended December 31, 2023: EUR 579).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14	INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2022	17,722	12,881	25,473	2,177	309	58,562
Additions	649	8,742	—	—	-	9,391
Effect of movement in exchange rates	(275)	(28)	(715)	(29)	(10)	(1,057)
Balance as at December 31, 2023	18,096	21,595	24,758	2,148	299	66,896
Additions	648	11,461	—	—	—	12,109
Effect of movement in exchange rates	531	151	1,325	53	(1)	2,059
Balance as at December 31, 2024	19,275	33,207	26,083	2,201	298	81,064

Accumulated Amortization
Balance as at December 31, 2022	6,111	5,568	4,350	779	49	16,857
Amortization	2,484	5,667	3,238	663	95	12,147
Effect of movement in exchange rates	(150)	35	(136)	(12)	22	(241)
Balance as at December 31, 2023	8,445	11,270	7,452	1,430	166	28,763
Amortization	2,755	8,962	3,246	663	88	15,714
Effect of movement in exchange rates	186	42	451	42	7	728
Balance as at December 31, 2024	11,386	20,274	11,149	2,135	261	45,205

Carrying Amount
Balance as at December 31, 2023	9,651	10,325	17,306	718	133	38,133
Balance as at December 31, 2024	7,889	12,933	14,934	66	37	35,859

In the year ended December 31, 2024, amortization expense of EUR 15,714 was recognized within selling, general and administrative expenses (year ended December 31, 2023: EUR 12,147).

15	CASH AND CASH EQUIVALENTS

As at December 31, 2024 and 2023, cash and cash equivalents consisted of cash held in banks and prepaid credit cards.

16	TRADE AND OTHER RECEIVABLES

Trade and other receivables comprise:

	As at	As at
	December 31,	December 31,
	2024	2023
Trade receivables	19,558	18,641
Sales tax	514	—
Trade and other receivables	20,072	18,641

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16	TRADE AND OTHER RECEIVABLES (CONTINUED)

The following is an aging of the Company’s trade receivables:

	As at	As at
	December 31,	December 31,
	2024	2023
Less than one month	18,984	17,711
Between two and three months	660	1,275
Greater than three months	2,411	1,714
	22,055	20,700
Provision for expected credit losses	(2,497)	(2,059)
Trade receivables	19,558	18,641

The balance of accrued income is included in receivables aged less than one month as this balance will be converted to accounts receivable upon issuance of sales invoices.

The following is a continuity of the Company’s provision for expected credit losses related to trade and other receivables:

Balance as at December 31, 2022	2,435
Net reduction in provision for doubtful debts	(376)
Balance as at December 31, 2023	2,059
Net increase in provision for doubtful debts	438
Balance as at December 31, 2024	2,497

17	PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprises:

	As at	As at
	December 31,	December 31,
	2024	2023
Prepayments	1,395	1,200
Deposits	99	83
Other assets	1,130	372
Prepaid expenses and other assets	2,624	1,655

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

18	TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	December 31,	December 31,
	2024	2023
Trade payables	3,236	7,504
Accrued liabilities	16,666	13,983
Sales tax payable	—	12
Other payables	44	347
Trade payables and other liabilities	19,946	21,846

19	LEASE LIABILITIES

The Company leases various properties mainly for office buildings. Rental contracts are made for various periods ranging up to six (6) years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Company as a lessee.

Set out below are the carrying amounts of the lease liabilities and the movements for the period:

	December 31,	December 31,
	2024	2023
Balance as at beginning of the year	3,277	638
Additions	161	3,389
Modification	836	(279)
Accretion of interests	123	65
Payments	(790)	(595)
Effect of movement in exchange rates	90	59
Balance as at end of year	3,697	3,277

During the year ending December 31, 2024, the Company recognised lease expense within selling, general and administrative expenses associated to leases with a term of less than twelve months and lease of low-values assets amounting to EUR 161 (year ending December 31, 2023: EUR 99).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

19	LEASE LIABILITIES (CONTINUED)

The maturity analysis of lease liabilities are disclosed below:

	December 31, 2024
	Present value	Total
	of the minimum	minimum
	lease payments	lease payments
Within 1 year	882	943
After 1 year but within 2 years	851	943
After 2 years but within 5 years	1,830	2,007
After 5 years	134	126
	3,697	4,019
Less: Total future interest expenses		(322)
		3,697

The following are the amounts recognized in the consolidated statement of loss and comprehensive loss:

	Year Ended December 31,
	2024	2023
Amortization expense on right of use assets	806	579
Interest expense on lease liabilities	123	65
Total amount recognized in the income statement	929	644

20	LOANS PAYABLE

On April 24, 2024, the Company obtained a secured promissory note in the principal amount of US$7 million from a member of management. The secured promissory note matures on April 24, 2025 and bears interest at an annual rate of 14%, payable quarterly.

	December 31,	December 31,
	2024	2023
Balance as at beginning of the year	—	—
Promissory note issued	6,532	—
Interest on promissory note	617	—
Repayment of interest of promissory note	(454)	—
Repayment of promissory note	—	—
Effect of foreign currency exchange rate	(116)	—
Balance as at end of year	6,579	—

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20	LOANS PAYABLE (CONTINUED)

During the year ended December 31, 2024, interest expense of EUR 617 was recognized within net interest expense and other financing charges (year ending December 31, 2023: nil).

21	RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, and Chief Technology Officer.

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Year Ended December 31,
	2024	2023
Salaries and subcontractors	(3,521)	(4,255)
Share based compensation	(698)	(1,688)
Professional fees	—	(163)
	(4,219)	(6,106)

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Year Ended December 31,
	2024	2023
Salaries and subcontractors	(1,858)	(2,292)
Share based compensation	(16)	(74)
Gain (Loss) on remeasurement of deferred consideration	132	(440)
Interest and financing fees	(1,045)	(403)
	(2,787)	(3,209)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

21	RELATED PARTY TRANSACTIONS (CONTINUED)

Balances due to/from key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	December 31,	December 31,
	2024	2023
Consolidated statements of financial position
Trade and other receivables	—	40
Trade payables and other liabilities	(1,857)	(1,945)
Deferred consideration - current	(1,244)	(1,513)
Deferred consideration - non-current	—	(1,426)
Loans payable	(6,579)	—
Net related party payable	(9,680)	(4,844)

Other transactions with key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	Year Ended December 31,
	2024	2023
Consolidated statements of changes in equity
Shares issued as deferred consideration to Wild Streak Vendors
Shares to be issued	(3,491)	(3,491)
Share capital	3,491	3,491
Shares issued as consideration to Spin Vendors
Share capital	2,139	1,104
Exercise of DSUs, RSUs and FSOs
Contributed surplus	(2,698)	—
Share capital	2,968	—
Net movement in equity	2,409	1,104

	Year Ended December 31,
	2024	2023
Consolidated statements of cash flows
Proceeds from loan	6,532	—
Interest paid on loan	(454)	—
Proceeds from exercise of options	270	—
Net cash inflow	6,348	—

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

22	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarised below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	December 31,	December 31,
	2024	2023
Trade receivables	19,558	18,641

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	December 31,	December 31,
	2024	2023
Trade payables	3,236	7,504
Accrued liabilities	16,666	13,983
Convertible debt	—	2,445
Other liabilities	44	347
Loans payable	6,579	—
	26,525	24,279

The carrying values of the financial instruments approximate their fair values.

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	10,467	—	—	10,467	8,796	—	—	8,796

Financial liabilities
Fair value through profit and loss:
Derivative liability	—	—	—	—	—	471	—	471
Deferred consideration	—	1,244	—	1,244	—	2,939	—	2,939

There were no transfers between the levels of the fair value hierarchy during the periods.

During the year ended December 31, 2024, a gain on remeasurement of deferred consideration of EUR 132 (year ended December 31, 2023: loss of EUR 440), was recognized in the consolidated statements of loss and comprehensive loss (Note 12) for financial instruments designated as FVTPL.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

22	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at December 31, 2024:

	2025	2026	2027	2028	Thereafter	Total
Trade payables and other liabilities	19,946	—	—	—	—	19,946
Lease obligations on right of use assets	943	943	973	743	417	4,019
Loans payable	7,231	—	—	—	—	7,231
Other non-current liabilities	4	3	19	23	438	487
	28,124	946	992	766	855	31,683

Foreign currency exchange risk

The Company’s financial statements are presented in EUR; however, a portion of the Company’s net assets and operations are denominated in other currencies, particularly Canadian and US dollars. Such net assets are translated into EUR at the foreign currency exchange rate in effect at the reporting date, and operations at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, the Company is exposed to foreign currency translation gains and losses, which are recorded in accumulated other comprehensive loss.

The Company is also exposed to risk on transaction in currencies other than its functional currency resulting in realized and unrealized foreign currency gains and loss which are recorded in other operational costs. The Company estimates that an appreciation of the EUR of 10% relative to other currencies would result in a decrease of EUR 1,960 in earnings before income taxes while a depreciating EUR will have the opposite impact (year ended December 31, 2023: EUR 1,405).

The Company has no derivative instruments in the form of futures contracts and forward contracts to manage its current and anticipated exposure to fluctuations in EUR exchange rates.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

22	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The risk related to cash and cash equivalents is reduced by policies and guidelines that require that the Company enters into transactions only with counterparties or issuers that have a minimum long term “BBB” credit rating from a recognized credit rating agency. The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of trade receivable as at December 31, 2024:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	16	18,984	660	2,411	22,055
Expected credit loss rate		2.88%	5.75%	79.32%	11.32%
Expected credit loss provision	16	547	38	1,913	2,497

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2023:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	16	17,711	1,275	1,714	20,700
Expected credit loss rate		2.36%	4.82%	92.23%	9.95%
Expected credit loss provision	16	417	61	1,581	2,059

Gross trade receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the year ended December 31, 2024, one customer (year ended December 31, 2023: one customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 22,672 (year ended December 31, 2023: EUR 29,752).

As at December 31, 2024, one customer (December 31, 2023: one customer) constituted more than 10% to the Company’s accounts receivable. The balance owed by this customer totalled EUR 3,295 (December 31, 2023: EUR 4,550). The Company continues to expand its customer base to reduce the concentration risk.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

23	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Year Ended December 31,
Cash flows arising from movement in:	2024	2023
Trade and other receivables	(1,431)	(2,013)
Prepaid expenses and other assets	(621)	(133)
Deferred revenue	—	(746)
Trade payables and other liabilities	(1,900)	2,297
Other liabilities - non-current	114	140
Changes in working capital	(3,838)	(455)

Significant non-cash transactions from investing and financing activities are as follows:

		Year Ended December 31,
	Note	2024	2023
Investing Activity
Settlement of deferred consideration for Spin through share issuance	6, 12	(2,139)	(1,104)

Financing Activity
Settlement of convertible debt through share issuance	7	(2,704)	(2,127)

During the year ended December 31, 2024 and 2023, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the consolidated statement of loss and comprehensive loss for each year:

	Year Ended December 31, 2024			Year Ended December 31, 2023
	Cash	Non-cash	Total	Cash	Non-cash	Total
Interest income	—	—	—	—	—	—
Interest and financing fees	(739)	(164)	(903)	(211)	(1)	(212)
Foreign exchange gain (loss)	(377)	(28)	(405)	67	—	67
Lease interest expense	—	(123)	(123)	(65)	—	(65)
Accretion expense on deferred consideration	—	(428)	(428)	—	(403)	(403)
Accretion expense on convertible debt	—	(1,298)	(1,298)	—	(1,536)	(1,536)
	(1,116)	(2,041)	(3,157)	(209)	(1,940)	(2,149)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

24	SEGMENT INFORMATION

Operating

The Company has one reportable operating segment in its continuing operations, B2B Online Gaming.

Geography – Revenue

Revenue for continuing operations was generated from contracted customers in the following jurisdictions:

	Year Ended December 31,
	2024	2023
Netherlands	29,692	33,552
Malta	22,568	17,919
Curacao	17,935	19,223
United States	5,724	4,684
Croatia	4,987	4,276
Belgium	4,685	3,705
Czech Republic	3,003	1,031
Isle of Man	2,812	968
Other	10,595	8,161
Revenue	102,001	93,519

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	December 31,	December 31,
	2024	2023
United States	69,201	71,132
Other	4,231	3,143
Non-current assets	73,432	74,275

25	INCOME TAXES

The components of income taxes recognized in the consolidated statements of financial position are as follows:

	As at	As at
	December 31,	December 31,
	2024	2023
Income taxes payable	(463)	(917)
Deferred income tax liabilities	(680)	(852)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

25	INCOME TAXES (CONTINUED)

The components of income taxes recognized in the consolidated statements of loss and comprehensive loss are as follows:

	Year Ended December 31,
	2024	2023
Current year	1,425	1,351
Adjustment in respect of prior years	(2,806)	(93)
Current income taxes expense (recovery)	(1,381)	1,258
Deferred income tax	(172)	(348)
Deferred income tax recovery	(172)	(348)
Total income tax expense (recovery)	(1,553)	910

There is no income tax expense recognized in other comprehensive income loss.

	As at	As at
	December 31,	December 31,
	2024	2023
Deferred tax assets
Lease obligations on right of use assets	777	649
Non-capital losses carried forward	39	348

Deferred tax liabilities
Goodwill and intangible assets	(681)	(852)
Right-of-use assets	(776)	(649)
Convertible debt	—	(348)
Property and equipment	(39)	—
Deferred income tax liabilities	(680)	(852)

The reasons for the difference between the actual tax charge for the year and the standard rate of Company tax applied to profits for the year are as follows:

	Year Ended December 31,
	2024	2023
Consolidated loss before taxes	(6,700)	(2,926)
Effective tax rate	26.5%	26.5%
Effective income tax expense (recovery)	(1,776)	(775)
Effect of tax rate in foreign jurisdictions	736	197
Non-deductible and non-taxable items	293	394
Change in tax benefits not recognized	1,999	1,187
Adjustment of prior year tax payable	(118)	(93)
Change in estimate for tax refunds in Malta	(2,687)	—
Total income tax expense (recovery)	(1,553)	910

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

25	INCOME TAXES (CONTINUED)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Year Ended December 31,
	2024	2023
Income tax losses - Canada	37,247	33,350
Capital tax losses - Canada	27,727	28,062
Income tax losses - United Kingdom	1,595	1,076
Income tax losses - Malta	142	142
Income tax losses - USA	—	412
Income tax losses - Israel	168	—
Income tax losses - Isle of Man	231	—
Income tax losses - Gibraltar	88	—
Property and equipment	838	1,935
Goodwill	320	1,175
Intangibles	25,820	11,850
Capital lease liability	184	45
Share issuance costs	467	1,523
Restricted interest expenses in Canada	2,251	—
Total unrecognized deductible temporary differences	97,078	79,570

The portion of the income tax losses related to Canada which have a limited carry-forward period expire in the years 2026 to 2044 as follows:

2026	101
2027	946
2028	878
2029	326
2030	219
2031	1,141
2032	1,664
2033	2,381
2034	1,161
2035	2,953
2036	1,547
2037	3,035
2038	1,834
2039	2,101
2040	3,126
2041	3,896
2042	2,494
2043	3,072
2044	4,373
37,248

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

25	INCOME TAXES (CONTINUED)

The United Kingdom losses are carried forward indefinitely unless subject to certain restrictions. Share issuance costs will be fully amortized in 2027 while other deductible temporary differences do not expire under current income tax legislation. Deferred income tax assets were not recognized in respect of these items because it is not probable that future taxable income will be available to the Company to utilize the benefits.

26	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.